Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Ezequiel Sirotinsky

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Preliminary Second Quarter Results of Fiscal 2013

Vancouver, BC – December 17, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces its preliminary operating and financial results for the second quarter of Fiscal 2013. Currency is reported in United States dollars unless otherwise indicated.

Preliminary Operating and Financial Highlights for the Second Quarter of Fiscal 2013

  Gold ounces produced: 20,025 – increased by 12% compared to previous quarter

  Gold equivalent production: 20,518 ounces – increased by 11% compared to previous quarter

  Gold ounces stockpiled as at November 30, 2012: 115,544 – increased by 3% compared to the end of previous quarter

  Gold production inventoried: 6,270 ounces – increased by 34% compared to previous quarter

  Gold revenue: $27.6 million – increased by 8% compared to previous quarter

  Cash cost per ounce of gold sold: $550 - $600

  Cash position as at November 30, 2012: $16.5 million – increased by 29% compared to the end of previous quarter

During the second quarter of Fiscal 2013 Petaquilla sold 17,545 ounces of gold and 31,400 ounces of silver representing sales of $27.6 million and $0.6 million, respectively. Cash cost per ounce of gold sold during the second quarter of Fiscal 2013 ranged from $550 - $600, as originally anticipated.

During the second quarter of Fiscal 2013, the expansion of Petaquilla’s Molejon gold plant in Panama was completed. As part of the Company’s strategy to increase gold production at its Molejon mine, a fourth ball mill was installed, along with two additional LIX tanks, two additional carbon-in-pulp tanks, a third thickener, another liner screen and a second electro-winning circuit. Petaquilla anticipates the newly commissioned equipment will enhance plant throughput capacity at Molejon by 1,100 tonnes per day and increase production capacity by approximately 30%.

Effective September 1, 2012, a resource and reserve estimate was completed by Behre Dolbear & Company (USA) Inc. (“Behre Dolbear”) for the Botija Abajo deposit, associated with the Company’s Molejon gold operations. As a result of this estimate, the Company reported additional reserves of 210,000 gold equivalent ounces at its Molejon Project in Panama.

In addition, during the second quarter of Fiscal 2013, Petaquilla announced a National Instrument 43-101 compliant Pit Constrained mineral inferred resource of 502,800 gold equivalent ounces for its Palmilla deposit, located on the Company’s wholly-owned Belencillo concession and associated with its Molejon gold operations in Panama. During the current Fiscal 2013 additional resource reports will be completed for the Company’s Oro del Norte deposits in Panama as well as a reserve report for Lomero-Poyatos in Spain. In this regard, during the second quarter of Fiscal 2013, the titling process for the Lomero-Poyatos project in Spain was completed. This completion enables Petaquilla to continue work to bring the mine back into operation. During Fiscal 2013, the Company will move to final engineering and design, initiate development drilling, conduct bulk volume testing, and, as anticipated, advance a National Instrument 43-101 feasibility study.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. Certain statements in this press release constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” “plans”, “estimates” or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “are projected to” be taken or achieved) are not statements of historical fact, but are forward-looking statements.

Forward-looking statements relate to, among other things, the estimation of mineral resources and the realization of mineral resource estimates; all aspects of the development and future operation and production of the Molejon gold mine and the development of other deposits; the outcome and timing of decisions with respect to whether and how to proceed with such development and production; the timing and outcome of any such development and production; estimates of future capital expenditures; estimates of permitting time lines; statements and information regarding future feasibility studies and their results; production forecasts; future transactions; future metal prices; the ability to achieve additional growth; future production costs; future financial performance, including the ability to increase cash flow and profits; future financing requirements; and mine development plans.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as: there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, political change, protests by native or environmental groups, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Molejon gold mine and other deposits being consistent with the Company’s current expectations; prices for gold and silver and costs of labour and supplies being consistent with expectations; and the accuracy of the Company’s current mineral reserve and mineral resource estimates.

A variety of inherent risks, uncertainties and other factors, many of which are beyond the Company’s control and may be known or unknown, affect the operations, performance and results of the Company and its business, and could cause actual events or results to differ materially from estimated or anticipated events or results expressed or implied by forward looking statements. Some of these risks, uncertainties and factors include fluctuations in the price of gold and silver; the need to recalculate estimates of resources based on actual production experience; the failure to achieve production estimates; variations in the grade of ore mined; variations in the cost of operations; the availability of qualified personnel; the Company’s ability to obtain and maintain all necessary regulatory approvals and licenses; the Company’s ability to use cyanide in its mining operations; risks generally associated with mineral exploration and development, including the Company’s ability to develop its deposits; the Company’s ability to acquire and develop mineral properties and to successfully integrate such acquisitions; the Company’s ability to obtain financing when required on terms that are acceptable to the Company; challenges to the Company’s interests in its property and mineral rights; and current, pending and proposed legislative or regulatory developments or changes in political, social or economic conditions in the countries in which the Company operates; and general economic conditions worldwide.

Forward-looking statements speak only as at the date of this document. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and, except as required by law, the Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Readers are cautioned not to put undue reliance on forward-looking statements.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Ezequiel Sirotinsky
Chief Financial Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.